Writer’s direct phone (713) 225-1337 Writer’s e-mail mcoffin@seyfarth.com	700 Louisiana Street Suite 3700 Houston, Texas 77002-2797 (713) 225-2300 fax (713) 225-2340 www.seyfarth.com

November 12, 2009

VIA FEDERAL EXPRESS AND EDGAR

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F. St. NE

Washington, D.C. 20549-4628

RE:	BPZ Resources, Inc.
Registration Statement on Form S-3
Filed October 21, 2009
File No. 333-162615

Dear Ms. Parker:

Set forth below are the responses of BPZ Resources, Inc. (the “Company”) to the comments contained in your letter dated November 9, 2009 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the November 9, 2009 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Selling Security Holder, page 17

1.                                      Please disclose whether the selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer.  If you determine that the selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services.  If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that the selling shareholder is an underwriter.

ATLANTA  BOSTON  CHICAGO  HOUSTON  LOS ANGELES  NEW YORK  SACRAMENTO  SAN FRANCISO  WASHINGTON, D.C.  BRUSSELS

Response

The selling shareholder, International Finance Corporation, is not a registered broker-dealer or an affiliate of a registered broker-dealer.  The Company will note this in footnote (2) to the Selling Security Holder table on page 17.

We appreciate your consideration of this response letter.  If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc:	Mr. Joseph Son
United States Securities and Exchange Commission

Mr. Manuel Zúñiga Pflücker
Mr. Edward G. Caminos
BPZ Resources, Inc.